Exhibit 3.1
Amendments to Third Amended and Restated By-laws

Amendment to Article I, Section 1.01.

a)	Prior to July [21], 2015, Article I, Section 1.01 of the By-laws read as follows:
Section 1.01. Registered Office. The Corporation shall maintain its registered office in the State of Delaware at The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Corporation may also have offices in such other places in the United States or elsewhere as the Board of Directors may, from time to time, appoint or as the business of the Corporation may require.

b)	Effective July [21], 2015, Article I, Section 1.01 of the By-laws was deleted in its entirety and replaced with the following:
Section 1.01. Registered Office. The registered office and registered agent of the Corporation in the State of Delaware shall be as designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of the State of Delaware. The Corporation may also have offices in such other places in the United States or elsewhere as the Board of Directors may, from time to time, appoint or as the business of the Corporation may require.